UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D/A Under the Securities Exchange Act of 1934 (Amendment No. 4)*

CASI Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

G1933S101
(CUSIP Number)

Dongliang Lin

6/F, Tower A, COFCO Plaza

8 Jianguomennei Avenue

Beijing 100005, P. R. China

+86 10 8590 1885

Copies to:

Annie Yan

c/o Davis Polk & Wardwell LLP

2201 China World Office 2

1 Jian Guo Men Wai Avenue

Chao Yang District, Beijing 100004, P.R. China

+86 10 8567 5002

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 2, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14757U 109	13D/A

1.	NAME OF REPORTING PERSON Sparkle Byte Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,019,852 (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,019,852 (1)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,019,852
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6% (2)
14.	TYPE OF REPORTING PERSON (See Instructions) CO

(1) By virtue of holding 100% of the equity interest of the Reporting Person, Snow Moon Limited may be deemed to have sole voting and dispositive power with respect to these shares. By virtue of holding 100% of the equity interest of Snow Moon Limited, Tianjin Jingran Management Center (Limited Partnership) may be deemed to have sole voting and dispositive power with respect to these shares. By virtue of being the general partner of Tianjin Jingran Management Center (Limited Partnership), He Xie Ai Qi Investment Management (Beijing) Co., Ltd. may be deemed to have sole voting and dispositive power with respect to these shares. By virtue of holding 73.76% of the equity interest of He Xie Ai Qi Investment Management (Beijing) Co., Ltd., Xizang Hexie Investment Management Co., Ltd. may be deemed to have shared voting and dispositive power with respect to these shares. By virtue of holding 93.63% of the equity interest of Xizang Hexie Investment Management Co., Ltd., Zhuhai Hexie Zhiyuan Management Consulting Co., Ltd. may be deemed to have shared voting and dispositive power with respect to these shares. By virtue of being a shareholder and/or director of each of He Xie Ai Qi Investment Management (Beijing) Co., Ltd., Xizang Hexie Investment Management Co., Ltd., and Zhuhai Hexie Zhiyuan Management Consulting Co., Ltd., Jianguang Li may be deemed to have shared voting and dispositive power with respect to these shares. By virtue of being a shareholder and/or director of each of He Xie Ai Qi Investment Management (Beijing) Co., Ltd. and Xizang Hexie Investment Management Co., Ltd., Dongliang Lin may be deemed to have shared voting and dispositive power with respect to these shares. By virtue of being the shareholders and/or directors of Zhuhai Hexie Zhiyuan Management Consulting Co., Ltd., Jingbo Wang and Kuiguang Niu may be deemed to have shared voting and dispositive power with respect to these shares.

(2) Percentage calculated based on 13,457,625 shares of common stock outstanding as of December 31, 2022, as reported in the Annual Report on Form 20-F of the Issuer filed with the Securities and Exchange Commission on April 16, 2023.

CUSIP No. 14757U 109	13D/A

1.	NAME OF REPORTING PERSON Snow Moon Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,019,852 (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,019,852 (1)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,019,852
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6% (2)
14.	TYPE OF REPORTING PERSON (See Instructions) CO

(1) The record owner of these shares is Sparkle Byte Limited. By virtue of holding 100% of the equity interest of Sparkle Byte Limited, the Reporting Person may be deemed to have sole voting and dispositive power with respect to these shares. By virtue of holding 100% of the equity interest of the Reporting Person, Tianjin Jingran Management Center (Limited Partnership) may be deemed to have sole voting and dispositive power with respect to these shares. By virtue of being the general partner of Tianjin Jingran Management Center (Limited Partnership), He Xie Ai Qi Investment Management (Beijing) Co., Ltd. may be deemed to have sole voting and dispositive power with respect to these shares. By virtue of holding 73.76% of the equity interest of He Xie Ai Qi Investment Management (Beijing) Co., Ltd., Xizang Hexie Investment Management Co., Ltd. may be deemed to have shared voting and dispositive power with respect to these shares. By virtue of holding 93.63% of the equity interest of Xizang Hexie Investment Management Co., Ltd., Zhuhai Hexie Zhiyuan Management Consulting Co., Ltd. may be deemed to have shared voting and dispositive power with respect to these shares. By virtue of being a shareholder and/or director of each of He Xie Ai Qi Investment Management (Beijing) Co., Ltd., Xizang Hexie Investment Management Co., Ltd., and Zhuhai Hexie Zhiyuan Management Consulting Co., Ltd., Jianguang Li may be deemed to have shared voting and dispositive power with respect to these shares. By virtue of being a shareholder and/or director of each of He Xie Ai Qi Investment Management (Beijing) Co., Ltd. and Xizang Hexie Investment Management Co., Ltd., Dongliang Lin may be deemed to have shared voting and dispositive power with respect to these shares. By virtue of being the shareholders and/or directors of Zhuhai Hexie Zhiyuan Management Consulting Co., Ltd., Jingbo Wang and Kuiguang Niu may be deemed to have shared voting and dispositive power with respect to these shares.

(2) Percentage calculated based on 13,457,625 shares of common stock outstanding as of December 31, 2022, as reported in the Annual Report on Form 20-F of the Issuer filed with the Securities and Exchange Commission on April 16, 2023.

CUSIP No. 14757U 109	13D/A

1.	NAME OF REPORTING PERSON Tianjin Jingran Management Center (Limited Partnership)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION P.R. China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,019,852 (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,019,852 (1)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,019,852
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6% (2)
14.	TYPE OF REPORTING PERSON (See Instructions) PN

(1) The record owner of these shares is Sparkle Byte Limited. By virtue of holding 100% of the equity interest of Snow Moon Limited, which in turn holds 100% of the equity interest of Sparkle Byte Limited, the Reporting Person may be deemed to have sole voting and dispositive power with respect to these shares. By virtue of being the general partner of the Reporting Person, He Xie Ai Qi Investment Management (Beijing) Co., Ltd. may be deemed to have sole voting and dispositive power with respect to these shares. By virtue of holding 73.76% of the equity interest of He Xie Ai Qi Investment Management (Beijing) Co., Ltd., Xizang Hexie Investment Management Co., Ltd. may be deemed to have shared voting and dispositive power with respect to these shares. By virtue of holding 93.63% of the equity interest of Xizang Hexie Investment Management Co., Ltd., Zhuhai Hexie Zhiyuan Management Consulting Co., Ltd. may be deemed to have shared voting and dispositive power with respect to these shares. By virtue of being a shareholder and/or director of each of He Xie Ai Qi Investment Management (Beijing) Co., Ltd., Xizang Hexie Investment Management Co., Ltd., and Zhuhai Hexie Zhiyuan Management Consulting Co., Ltd., Jianguang Li may be deemed to have shared voting and dispositive power with respect to these shares. By virtue of being a shareholder and/or director of each of He Xie Ai Qi Investment Management (Beijing) Co., Ltd. and Xizang Hexie Investment Management Co., Ltd., Dongliang Lin may be deemed to have shared voting and dispositive power with respect to these shares. By virtue of being the shareholders and/or directors of Zhuhai Hexie Zhiyuan Management Consulting Co., Ltd., Jingbo Wang and Kuiguang Niu may be deemed to have shared voting and dispositive power with respect to these shares.

(2) Percentage calculated based on 13,457,625 shares of common stock outstanding as of December 31, 2022, as reported in the Annual Report on Form 20-F of the Issuer filed with the Securities and Exchange Commission on April 16, 2023.

CUSIP No. 14757U 109	13D/A

1.	NAME OF REPORTING PERSON He Xie Ai Qi Investment Management (Beijing) Co., Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION P.R. China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 1,019,852 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,019,852 (1)
	10.	Shared Dispositive Power 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,019,852
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6% (2)
14.	TYPE OF REPORTING PERSON (See Instructions) CO

(1) The record owner of these shares is Sparkle Byte Limited. By virtue of holding 100% of the equity interest of Snow Moon Limited, which in turn holds 100% of the equity interest of Sparkle Byte Limited, Tianjin Jingran Management Center (Limited Partnership) may be deemed to have sole voting and dispositive power with respect to these shares. By virtue of being the general partner of Tianjin Jingran Management Center (Limited Partnership), the Reporting Person may be deemed to have sole voting and dispositive power with respect to these shares. By virtue of holding 73.76% of the equity interest of He Xie Ai Qi Investment Management (Beijing) Co., Ltd., Xizang Hexie Investment Management Co., Ltd. may be deemed to have shared voting and dispositive power with respect to these shares. By virtue of holding 93.63% of the equity interest of Xizang Hexie Investment Management Co., Ltd., Zhuhai Hexie Zhiyuan Management Consulting Co., Ltd. may be deemed to have shared voting and dispositive power with respect to these shares. By virtue of being a shareholder and/or director of each of He Xie Ai Qi Investment Management (Beijing) Co., Ltd., Xizang Hexie Investment Management Co., Ltd., and Zhuhai Hexie Zhiyuan Management Consulting Co., Ltd., Jianguang Li may be deemed to have shared voting and dispositive power with respect to these shares. By virtue of being a shareholder and/or director of each of He Xie Ai Qi Investment Management (Beijing) Co., Ltd. and Xizang Hexie Investment Management Co., Ltd., Dongliang Lin may be deemed to have shared voting and dispositive power with respect to these shares. By virtue of being the shareholders and/or directors of Zhuhai Hexie Zhiyuan Management Consulting Co., Ltd., Jingbo Wang and Kuiguang Niu may be deemed to have shared voting and dispositive power with respect to these shares.

(2) Percentage calculated based on 13,457,625 shares of common stock outstanding as of December 31, 2022, as reported in the Annual Report on Form 20-F of the Issuer filed with the Securities and Exchange Commission on April 16, 2023.

CUSIP No. 14757U 109	13D/A

1.	NAME OF REPORTING PERSON Xizang Hexie Investment Management Co., Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION P.R. China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,019,852 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,019,852 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,019,851
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6% (2)
14.	TYPE OF REPORTING PERSON (See Instructions) CO

(1) Sparkle Byte Limited is the record owner of these shares. The Reporting Person is a 73.76% shareholder of He Xie Ai Qi Investment Management (Beijing) Co., Ltd, the general partner of Tianjin Jingran Management Center (Limited Partnership). Tianjin Jingran Management Center (Limited Partnership) holds 100% equity interest of Snow Moon Limited, which in turn holds 100% equity interest of Sparkle Byte Limited. By virtue of this affiliation, the Reporting Person may be deemed to share voting and dispositive power with respect to these shares.

(2) Percentage calculated based on 13,457,625 shares of common stock outstanding as of December 31, 2022, as reported in the Annual Report on Form 20-F of the Issuer filed with the Securities and Exchange Commission on April 16, 2023.

CUSIP No. 14757U 109	13D/A

1.	NAME OF REPORTING PERSON Zhuhai Hexie Zhiyuan Management Consulting Co., Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION P.R. China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,019,852 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,019,852 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,019,852
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6% (2)
14.	TYPE OF REPORTING PERSON (See Instructions) CO

(1) Sparkle Byte Limited is the record owner of these shares. The Reporting Person is a 93.63% shareholder of Xizang Hexie Investment Management Co., Ltd. which in turn holds 73.76% equity interest of He Xie Ai Qi Investment Management (Beijing) Co., Ltd., the general partner of Tianjin Jingran Management Center (Limited Partnership). Tianjin Jingran Management Center (Limited Partnership) holds 100% equity interest of Snow Moon Limited, which in turn holds 100% equity interest of Sparkle Byte Limited. By virtue of this affiliation, the Reporting Person may be deemed to share voting and dispositive power with respect to these shares.

(2) Percentage calculated based on 13,457,625 shares of common stock outstanding as of December 31, 2022, as reported in the Annual Report on Form 20-F of the Issuer filed with the Securities and Exchange Commission on April 16, 2023.

CUSIP No. 14757U 109	13D/A

1.	NAME OF REPORTING PERSON Jianguang Li
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION P.R. China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,019,852 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,019,852 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,019,852
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6% (2)
14.	TYPE OF REPORTING PERSON (See Instructions) IN

(1) Sparkle Byte Limited is the record owner of these shares. The Reporting Person holds 12.93% of the equity interest of He Xie Ai Qi Investment Management (Beijing) Co., Ltd., 1.42% of the equity interest of Xizang Hexie Investment Management Co., Ltd, and 40% of the equity interest of Zhuhai Hexie Zhiyuan Management Consulting Co., Ltd. In addition, the Reporting Person is a director of each of He Xie Ai Qi Investment Management (Beijing) Co., Ltd. and Zhuhai Hexie Zhiyuan Management Consulting Co., Ltd. Zhuhai Hexie Zhiyuan Management Consulting Co., Ltd. is a 93.63% shareholder of Xizang Hexie Investment Management Co., Ltd., which in turn holds 73.76% of the equity interest of He Xie Ai Qi Investment Management (Beijing) Co., Ltd, the general partner of Tianjin Jingran Management Center (Limited Partnership). Tianjin Jingran Management Center (Limited Partnership) holds 100% equity interest of Snow Moon Limited, which in turn holds 100% equity interest of Sparkle Byte Limited. By virtue of this affiliation, the Reporting Person may be deemed to share voting and dispositive power with respect to these shares.

(2) Percentage calculated based on 13,457,625 shares of common stock outstanding as of December 31, 2022, as reported in the Annual Report on Form 20-F of the Issuer filed with the Securities and Exchange Commission on April 16, 2023.

CUSIP No. 14757U 109	13D/A

1.	NAME OF REPORTING PERSON Dongliang Lin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b)☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION P.R. China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,019,852 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,019,852 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,019,852
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6% (2)
14.	TYPE OF REPORTING PERSON (See Instructions) IN

(1) Sparkle Byte Limited is the record owner of these shares. The Reporting Person holds 13.31% of the equity interest of He Xie Ai Qi Investment Management (Beijing) Co., Ltd. and 4.95% of the equity interest of Xizang Hexie Investment Management Co., Ltd. In addition, the Reporting Person is a director of each of He Xie Ai Qi Investment Management (Beijing) Co., Ltd. and Xizang Hexie Investment Management Co., Ltd. Xizang Hexie Investment Management Co., Ltd. holds 73.76% of the equity interest of He Xie Ai Qi Investment Management (Beijing) Co., Ltd, the general partner of Tianjin Jingran Management Center (Limited Partnership). Tianjin Jingran Management Center (Limited Partnership) holds 100% equity interest of Snow Moon Limited, which in turn holds 100% equity interest of Sparkle Byte Limited. By virtue of this affiliation, the Reporting Person may be deemed to share voting and dispositive power with respect to these shares.

(2) Percentage calculated based on 13,457,625 shares of common stock outstanding as of December 31, 2022, as reported in the Annual Report on Form 20-F of the Issuer filed with the Securities and Exchange Commission on April 16, 2023.

CUSIP No. 14757U 109	13D/A

1.	NAME OF REPORTING PERSON Jingbo Wang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b)☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION P.R. China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,019,852 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,019,852 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,019,852
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6% (2)
14.	TYPE OF REPORTING PERSON (See Instructions) IN

(1) Sparkle Byte Limited is the record owner of these shares. The Reporting Person holds 30% of the equity interest of Zhuhai Hexie Zhiyuan Management Consulting Co., Ltd., which is a 93.63% shareholder of Xizang Hexie Investment Management Co., Ltd., which in turn holds 73.76% of the equity interest of He Xie Ai Qi Investment Management (Beijing) Co., Ltd, the general partner of Tianjin Jingran Management Center (Limited Partnership). Tianjin Jingran Management Center (Limited Partnership) holds 100% equity interest of Snow Moon Limited, which in turn holds 100% equity interest of Sparkle Byte Limited. By virtue of this affiliation, the Reporting Person may be deemed to share voting and dispositive power with respect to these shares.

(2) Percentage calculated based on 13,457,625 shares of common stock outstanding as of December 31, 2022, as reported in the Annual Report on Form 20-F of the Issuer filed with the Securities and Exchange Commission on April 16, 2023.

CUSIP No. 14757U 109	13D/A

1.	NAME OF REPORTING PERSON Kuiguang Niu
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b)☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION P.R. China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,019,852 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED VOTING POWER 1,019,852 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,019,852
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6% (2)
14.	TYPE OF REPORTING PERSON (See Instructions) IN

(1) Sparkle Byte Limited is the record owner of these shares. The Reporting Person holds 30% of the equity interest of Zhuhai Hexie Zhiyuan Management Consulting Co., Ltd., which is a 93.63% shareholder of Xizang Hexie Investment Management Co., Ltd., which in turn holds 73.76% of the equity interest of He Xie Ai Qi Investment Management (Beijing) Co., Ltd. In addition, the Reporting Person is a director of He Xie Ai Qi Investment Management (Beijing) Co., Ltd. He Xie Ai Qi Investment Management (Beijing) Co., Ltd. is the general partner of Tianjin Jingran Management Center (Limited Partnership). Tianjin Jingran Management Center (Limited Partnership) holds 100% equity interest of Snow Moon Limited, which in turn holds 100% equity interest of Sparkle Byte Limited. By virtue of this affiliation, the Reporting Person may be deemed to share voting and dispositive power with respect to these shares.

(2) Percentage calculated based on 13,457,625 shares of common stock outstanding as of December 31, 2022, as reported in the Annual Report on Form 20-F of the Issuer filed with the Securities and Exchange Commission on April 16, 2023.

CUSIP No. 14757U 109	13D/A

1.	NAME OF REPORTING PERSON Fei Yang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b)☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION P.R. China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 14757U 109	13D/A

1.	NAME OF REPORTING PERSON Hugo Shong
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b)☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED VOTING POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON (See Instructions) IN

Introductory Note

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) amends and supplements the previous Schedule 13D filed by the Reporting Persons with the SEC on January 25, 2016, as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Persons with the SEC on June 30, 2016, Amendment No. 2 to Schedule 13D filed by the Reporting Persons with the SEC on December 5, 2016 and Amendment No. 3 to Schedule 13D filed by the Reporting Persons with the SEC on November 14, 2018 (the “Original Schedule 13D”) and is being filed to reflect changes in reporting persons as a result of a series of shareholder and director change of He Xie Ai Qi Investment Management (Beijing) Co., Ltd. that took place from January 6, 2021 to December 2, 2022 and changes in the number and percentage of shares of Common Stock beneficially owned by the Reporting Persons due to (a) a ten-to-one reverse stock split of the Issuer’s Common Stock that was effectuated by the Issuer on June 1, 2022, and (b) change in the amount of total issued and outstanding shares of Common Stock over time. Except as amended and supplemented herein, the information set forth in the Original Schedule 13D remains unchanged. Capitalized terms used herein have meanings as assigned thereto in the Original Schedule 13D unless defined herein.

Item 2. Identity and Background

Item 2 of the Original Schedule 13D is hereby amended and supplemented by replacing Item 2 thereof with the following:

This Schedule 13D is being filed jointly by the following Reporting Persons:

1)	Sparkle Byte Limited, a company incorporated under the laws of the British Virgin Islands, with its registered office at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands and its principal business in investment holding (“Sparkle Byte”);

2)	Snow Moon Limited, a company incorporated under the laws of the British Virgin Islands, with its registered office at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands and its principal business in investment holding (“Snow Moon”);

3)	Tianjin Jingran Management Center (Limited Partnership), a limited partnership organized under the laws of the P.R.China, with its registered office at Room 1704-4920, Kuang Shi International Tower A, Xiangluowan Business Centre, Free Trade Zone (Central Business District), Tianjin, P.R.China and its principal business in investment holding (“Tianjin Jingran”);

4)	He Xie Ai Qi Investment Management (Beijing) Co., Ltd., a company formed under the laws of the P.R.China, with its registered office at Room 5835, 5/F, Shenchang Building, 51 Zhichu Road, Haidian District, Beijing, P.R.China and its principal business in investment management and consulting services (“He Xie Ai Qi”);

5)	Xizang Hexie Enterprise Management Co., Ltd., a company formed under the laws of the P.R.China, with its registered office at Room 04, B02, 4th Floor, Rongcheng Building, No. 16, Deqing Town, Damu District, Lhasa, Tibet Autonomous Region, P.R.China and its principal business in business management and software development (“Xizang Hexie”);

6)	Zhuhai Hexie Zhiyuan Management Consulting Co., Ltd., a company formed under the laws of the PRC, with its registered office at Room 2336, D Area, Floor 23, No. 108 Huitong Third Road, Hengqin New District, Zhuhai (centralized office area), Guangdong, P.R.China and its principal business in information technology consulting and business management (“Zhuhai Hexie Zhiyuan”);

7)	Jianguang Li, a P.R.C citizen, shareholder of each of He Xie Ai Qi, Xizang Hexie, and Zhuhai Hexie Zhiyuan and director of each of He Xie Ai Qi and Zhuhai Hexie Zhiyuan, with his business address at 6/F, Tower A, COFCO Plaza, 8 Jianguomennei Avenue, Beijing 100005, P.R.China;

8)	Dongliang Lin, a P.R.C citizen, shareholder and director of each of He Xie Ai Qi and Xizang Hexie, with his business address at 6/F, Tower A, COFCO Plaza, 8 Jianguomennei Avenue, Beijing 100005, P.R.China;

7)	Jingbo Wang, a P.R.C citizen, shareholder of Zhuhai Hexie Zhiyuan, with his business address at Floor 6, Tower A, COFCO Plaza, 8 Jianguomennei Avenue, Beijing, P.R.China; and

8)	Kuiguang Niu, a P.R.C citizen, director of He Xie Ai Qi and shareholder of Zhuhai Hexie Zhiyuan, with his business address at Floor 6, Tower A, COFCO Plaza, 8 Jianguomennei Avenue, Beijing, P.R.China (together with Sparkle Byte, Snow Moon, Tianjin Jingran, He Xie Ai Qi, Xizang Hexie, Zhuhai Hexie Zhiyuan, Jianguang Li, Dongliang Lin and Jingbo Wang, the “Reporting Persons”).

9)	Fei Yang, a PRC citizen, whose principal occupation is private equity investment and portfolio management, with his business address at 34 Floor, South Tower, Poly International Plaza 1 East Pazhoudadao, Guangzhou 510308, P. R. China;

10)	Hugo Shong, a U.S. citizen, whose principal occupation is private equity investment and portfolio management, with his business address at 6/F, Tower A, COFCO Plaza, 8 Jianguomennei Avenue, Beijing 100005, P. R. China (together with Sparkle Byte, Snow Moon, Tianjin Jingran, He Xie Ai Qi, Xizang Hexie, Zhuhai Hexie Zhiyuan, Jianguang Li, Dongliang Lin, Jingbo Wang, Kuiguang Niu and Fei Yang, the “Reporting Persons”).

The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached hereto as Exhibit 99.4.

As of the date hereof, Sparkle Byte is wholly owned by Snow Moon, which is in turn wholly owned by Tianjin Jingran. The general partner of Tianjing Jingran is He Xie Ai Qi, which is owned as to 73.76% by Xizang Hexie, 13.30% by Dongliang Lin, and 12.93% by Jianguang Li. Xizang Hexie is owned as to 93.63% by Zhuhai Hexie Zhiyuan, 4.95% by Dongliang Lin, and 1.42% by Jianguang Li. Zhuhai Hexie Zhiyuan is owned as to 40% by Jianguang Li, 30% by Kuiguang Niu and 30% by Jingbo Wang.

Prior to March 7, 2022, Fei Yang held 43.75% of the equity interest in He Xie Ai Qi. On March 7, 2022, Fei Yang transferred all the equity interest he held in He Xie Ai Qi to Xizang Hexie and ceased to be a shareholder of He Xie Ai Qi. On December 2, 2022, Hugo Shong ceased to be a director of He Xie Ai Qi. As a result, Fei Yang and Hugo Shong are no longer deemed to be the beneficial owners of any shares of Common Stock and, from and after the filing of this amendment, each of them will no longer be a Reporting Person.

The name, business address, present principal occupation or employment and citizenship of the directors, executive officers and control persons of Sparkle Byte, Snow Moon, He Xie Ai Qi, Xizang Hexie and Zhuhai Hexie Zhiyuan are set forth on Schedule A.

Sparkle Byte is the record holder of certain Common Stock as described in Item 5.

None of the Reporting Persons and, to the best of their knowledge, any of the persons listed on Schedule A hereto, has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and supplemented by replacing Item 5(a), (b) and (e) thereof with the following:

(a) As of the date hereof, Sparkle Byte directly beneficially owns 1,019,852 shares of the Common Stock, representing 7.6% of the Issuer’s issued and outstanding Common Stock.

Snow Moon may be deemed to have voting and dispositive power with respect to and have beneficial ownership of 1,019,852 shares of the Common Stock owned by Sparkle Byte, representing 7.6% of the Issuer’s issued and outstanding Common Stock.

Tianjin Jingran may be deemed to have voting and dispositive power with respect to and have beneficial ownership of 1,019,852 shares of the Common Stock owned by Sparkle Byte, representing 7.6% of the Issuer’s issued and outstanding Common Stock.

He Xie Ai Qi may be deemed to have voting and dispositive power with respect to and have beneficial ownership of 1,019,852 shares of the Common Stock owned by Sparkle Byte, representing 7.6% of the Issuer’s issued and outstanding Common Stock.

As a result of the relationships described in the cover pages of this Amendment No. 4, each of Xizang Hexie, Zhuhai Hexie Zhiyuan, Jianguang Li, Dongliang Lin, Jingbo Wang and Kuiguang Niu may be deemed to share beneficial ownership of 1,019,852 shares of the Common Stock, representing 7.6% of the Issuer’s issued and outstanding Common Stock.

Neither the filing of this Schedule 13D by the Reporting Persons nor any of its contents shall be deemed to constitute an admission by any of such persons, other than Sparkle Byte, that it is the beneficial owner of any of the shares of the Common Stock referred to herein for purposes of the Securities Exchange Act of 1934, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(b) Each of Sparkle Byte, Snow Moon, Tianjin Jingran and He Xie Ai Qi may be deemed to have the sole power to direct the vote and the disposition of the Common Stock that may be deemed to be beneficially owned by each of them. Each of Xizang Hexie, Zhuhai Hexie Zhiyuan, Jianguang Li, Dongliang Lin, Jingbo Wang and Kuiguang Niu may be deemed to have the shared power to direct the vote and the disposition of the Common Stock that may be deemed to be beneficially owned by each of them.

(e) As of March 7, 2022, Fei Yang ceased to be a beneficial owner of more than five percent of the Common Stock. As of December 2, 2022, Hugo Shong ceased to be a beneficial owner of more than five percent of the Common Stock.

Item 7. Materials to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended and supplemented by attaching the following at the end thereof:

Exhibit 99.4	Joint Filing Agreement dated February 20, 2024 by and among the Reporting Persons

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Sparkle Byte Limited

By:	/s/ Dongliang Lin
	Name:	Dongliang Lin
	Title:	Authorized Signatory

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Snow Moon Limited

By:	/s/ Dongliang Lin
	Name:	Dongliang Lin
	Title:	Authorized Signatory

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Tianjin Jingran Management Center (Limited Partnership)

By:	/s/ Jianbin Zhang
	Name:	Jianbin Zhang
	Title:	Representative

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

He Xie Ai Qi Investment Management (Beijing) Co., Ltd.

By:	/s/ Kuiguang Niu
	Name:	Kuiguang Niu
	Title:	Authorized Signatory

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Jianguang Li

By:	/s/ Jianguang Li
	Name:	Jianguang Li

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Xizang Hexie Enterprise Management Co., Ltd.

By:	/s/ Dongliang Lin
	Name:	Dongliang Lin
	Title:	Authorized Signatory

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Zhuhai Hexie Zhiyuan Management Consulting Co., Ltd.

By:	/s/ Jianguang Li
	Name:	Jianguang Li
	Title:	Authorized Signatory

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dongliang Lin

By:	/s/ Dongliang Lin
	Name:	Dongliang Lin

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Jingbo Wang

By:	/s/ Jingbo Wang
	Name:	Jingbo Wang

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Kuiguang Niu

By:	/s/ Kuiguang Niu
	Name:	Kuiguang Niu

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Fei Yang

By:	/s/ Fei Yang
	Name:	Fei Yang

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Hugo Shong

By:	/s/ Hugo Shong
	Name:	Hugo Shong

Schedule A

Name	Present Principal Occupation or Employment and Business Address
Jianguang Li (P.R.C. citizen)	Director of He Xie Ai Qi Investment Management (Beijing) Co., Ltd. and Zhuhai Hexie Zhiyuan Management Consulting Co., Ltd., c/o 6/F, Tower A, COFCO Plaza, 8 Jianguomennei Avenue, Beijing 100005, P. R. China.
Dongliang Lin (P.R.C. citizen)	Director of Sparkle Byte Limited, Snow Moon Limited, He Xie Ai Qi Investment Management (Beijing) Co., Ltd. and Xizang Hexie Enterprise Management Co., Ltd., c/o 6/F, Tower A, COFCO Plaza, 8 Jianguomennei Avenue, Beijing 100005, P. R. China.
Kuiguang Niu (P.R.C. citizen)	Director of He Xie Ai Qi Investment Management (Beijing) Co., Ltd., c/o 6/F, Tower A, COFCO Plaza, 8 Jianguomennei Avenue, Beijing 100005, P. R. China.

INDEX TO EXHIBITS

Exhibit 99.1(1)	Joint Filing Agreement dated January 25, 2016 by and among Sparkle Byte, Snow Moon, Tianjin Jingran, He Xie Ai Qi, Jianguang Li, Dongliang Lin, Fei Yang, Suyang Zhang and Hugo Shong
Exhibit 99.2(1)	Securities Purchase Agreement dated September 20, 2015 by and between the Issuer and He Xie Ai Qi
Exhibit 99.3(1)	Supplemental Agreement dated June 22, 2016 by and among the Issuer, He Xie Ai Qi, Tianjin Jingran and Sparkle Byte
Exhibit 99.4	Joint Filing Agreement dated February 20, 2024 by and among the Reporting Persons

(1) Filed previously.